SMITH, ANDERSON, BLOUNT,

DORSETT, MITCHELL, & JERNIGAN, L.L.P.

LAWYERS

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601 HEYWARD D. ARMSTRONG DIRECT DIAL: (919) 821-6619 E-Mail: harmstrong@smithlaw.com	March 8, 2019	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Precision BioSciences, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-6010

Re:	Precision BioSciences, Inc.
Anticipated Price Range and Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-230034)

Dear Mr. Gabor:

On behalf of Precision BioSciences, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company originally submitted the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to the Commission on October 18, 2018, resubmitted to the Commission on December 28, 2018 and February 21, 2019 and subsequently filed the Registration Statement with the Commission on March 1, 2019.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration. In particular, the Company references Comment #9 of the Staff’s letter dated November 15, 2018 with respect to providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price.

We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this Letter.

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-1

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

For the convenience of the Staff, we are providing to the Staff copies of this Letter by hand delivery. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to this offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering of its common stock (“IPO”), if the Company were to commence marketing of the transaction today, the Company currently anticipates that the estimated price range would be approximately $[***] to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split of the Company’s common stock that may occur prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Stock Option Grants During the Preceding 12 Months

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the past year, as well as the associated per share exercise price, equal to the estimated fair value per share of the Company’s common stock on the date of option grant, and the estimated fair value of options per share used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying Option Grants	Exercise Price Per Share	Estimated Fair Value of Shares
April 20, 2018	720,000	$4.21	$4.21
July 23, 2018	626,250	$4.76	$4.76
October 12, 2018	4,484,750	$5.61	$5.61
December 5, 2018	915,000	$6.18	$6.18
February 19, 2019	1,175,000	$6.46	$6.46

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-2

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

Historical Fair Value Determination and Methodology

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by the Board of Directors as of the date of each option grant, with input from management, taking into account (i) the most recent third-party valuations of the common stock and (ii) the Board of Directors’ assessment of any additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent third-party valuation through the date of the grant.

Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. As described in further detail in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Stock-Based Compensation” and under “Discussion of Common Stock Valuations and Option Grants” below, the third-party valuation reports were prepared by determining the Company’s total equity value using from appropriate valuation methodologies and then allocating the value across the Company’s various outstanding securities at the time of valuation using one of the following valuation methods:

•

OPM. The option pricing allocation method (“OPM”) treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The Company factored into the valuations the likelihood of which the Company would seek an IPO based on the Company’s status as of each valuation date. A discount for lack of marketability of the shares of common stock is then applied to arrive at an indication of value for the shares of common stock.

•

PWERM. Under the probability-weighted expected return method (“PWERM”) methodology, the fair value of common stock is estimated based upon an analysis of future values for the Company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

•	Hybrid. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM.

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-3

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

At each grant date, the Board of Directors considered whether any events had occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date. Additional objective and subjective factors considered by the Company’s Board of Directors included the following:

•	the prices at which the Company sold any shares of preferred stock and the superior rights and preferences of the preferred stock relative to the Company’s common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of preclinical studies for the Company’s product candidates;

•	the Company’s stage of development and commercialization and its business strategy;

•	external market conditions affecting the life sciences industry and trends within the life sciences industry;

•	the Company’s financial position, including cash on hand, and the Company’s historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and the Company’s preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the life sciences industry.

Discussion of Common Stock Valuations and Stock Option Grants

April 2018 and July 2018

At the close of the first and second fiscal quarters of 2018, the Company received independent third-party valuation reports of the Company’s common stock as of March 31, 2018, at $4.21 per share, and June 30, 2018, at $4.76 per share (the “March 2018 Valuation” and “June 2018 Valuation,” respectively). The March 2018 Valuation determined the equity value of the Company using guideline M&A transactions and prior sales of company stock valuation approaches. The June 2018 Valuation determined the equity value of the Company using a prior sales of company stock valuation approach, taking into account the Company’s arm’s-length May 2018 through July 2018 sales of Series B Convertible Preferred Stock for a total of approximately $110.0 million. Each of the March 2018 Valuation and June 2018 Valuation allocated total equity value using OPM.

On April 20, 2018, the Company granted options to purchase a total of 720,000 shares of common stock at an exercise price of $4.21 per share. After consideration of various factors, the Board of Directors determined that the March 2018 Valuation represented the fair market value of the Company’s common stock as of April 20, 2018. Similarly, on July 23, 2018, the Company granted options to purchase a total of 626,250 shares of common stock at an exercise price of $4.76 per share, and after consideration of various factors, the Board of Directors determined that the June 2018 Valuation represented the fair market value of the Company’s common stock as of July 23, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-4

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

October 2018

The Company received an independent third-party valuation of the Company’s common stock as of September 12, 2018 at $5.61 per share (the “September 2018 Valuation”). The September 2018 Valuation used a hybrid valuation method.

In determining the equity value of the Company, the September 2018 Valuation assigned different probabilities to four future scenarios as follows: (i) the Company completing an IPO in February 2019 was assigned a probability of [***]%; (ii) the Company completing an IPO in September 2019 was assigned a probability of [***]%; (iii) the Company completing an IPO in December 2019 was assigned a probability of [***]%; and (iv) the Company not completing an IPO was assigned a probability of [***]%.

For each of scenarios (i) through (iii), the equity value of the Company was determined using the PWERM based on an analysis of the post-IPO market capitalizations of comparable public companies that had completed IPOs during the two years prior to the valuation date using guideline public company IPOs and guideline public companies market approaches. These values were determined based on a qualitative analysis of the Company as of the valuation date relative to the guideline public companies, as of each of their IPO dates, with respect to size, risk, total number of drugs in development and development progress of those drugs, considering conditions in the overall biopharmaceutical IPO market during the last two years, the expected positioning of the Company at each potential IPO date, and the potential market environment at each potential IPO date and then discounted to present value.

For scenario (iv), the equity value of the Company was determined using the OPM based on a prior sales of company stock market approach. This value considered the Company’s arm’s-length June 2018 sale of Series B Convertible Preferred Stock for a total of approximately $110.0 million and used the backsolve method to account for share class rights and preferences. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s-length transaction.

The September 2018 Valuation allocated the equity value of the Company using the hybrid method described above and applied a discount for the lack of marketability of the Company’s common stock. The discount for lack of marketability was determined using two methods: a group of transactions from a pre-IPO study and a put option analysis, which calculates the cost of put option to protect an investor against risk of an extended holding period. As the Company approaches a liquidity event that would result in a ready and liquid market for its stock, the discount for lack of marketability decreases.

The following table displays the summary calculation for the September 2018 Valuation’s determination of weighted average per share value on a minority, non-marketable basis:

Scenario	Present Per Share Value – Marketable	Lack of Marketability Discount	Present Per Share Value	Probability		Weighted Per Share Value
(i) IPO completed in February 2019	$6.55	10.0%	$5.89	[***]	%	$4.12
(ii) IPO completed in September 2019	6.04	12.5%	5.28	[***]	%	0.53
(iii) IPO completed in December 2019	5.87	15.0%	4.99	[***]	%	0.50
(iv) no IPO completed	4.88	5.0%	4.63	[***]	%	0.46
						5.61

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-5

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

On October 12, 2018, the Company granted options to purchase a total of 4,484,750 shares of common stock at an exercise price of $5.61 per share. After consideration of various factors, the Board of Directors believed that there were no internal or external developments since the September 2018 Valuation that warranted a change in the estimated fair value of the Company’s common stock and determined that the September 2018 Valuation represented the fair market value of the Company’s common stock as of October 12, 2018.

December 2018

The Company received an independent third-party valuation of the Company’s common stock as of November 30, 2018 at $6.18 per share (the “November 2018 Valuation”). The methodologies used to calculate the fair value per share were largely the same as those used in the September 2018 Valuation.

In determining the equity value of the Company, the November 2018 Valuation assigned different probabilities to four future scenarios as follows: (i) the Company completing an IPO in March 2019 was assigned a probability of [***]%; (ii) the Company completing an IPO in September 2019 was assigned a probability of [***]%; (iii) the Company completing an IPO in December 2019 was assigned a probability of [***]%; and (iv) the Company not completing an IPO was assigned a probability of [***]%.

For each of scenarios (i) through (iii), the equity value of the Company was determined using the PWERM based on an analysis of the post-IPO market capitalizations of comparable public companies that had completed IPOs during the two years prior to the valuation date using guideline public company IPOs and guideline public companies market approaches. These values were determined based on a qualitative analysis of the Company as of the valuation date relative to the guideline public companies, as of each of their IPO dates, with respect to size, risk, total number of drugs in development and development progress of those drugs, considering conditions in the overall biopharmaceutical IPO market during the last two years, the expected positioning of the Company at each potential IPO date, and the potential market environment at each potential IPO date and then discounted to present value. For scenario (iv), the equity value of the Company was determined using the OPM based on a prior sales of company stock market approach. This value considered the Company’s proposed issuance of convertible notes and used the backsolve method to account for share class rights and preferences.

The November 2018 Valuation allocated the equity value of the Company using the hybrid method described above and applied a discount for the lack of marketability of the Company’s common stock. The discount for lack of marketability was determined using two methods: a group of transactions from a pre-IPO study and a put option analysis.

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-6

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

The following table displays the summary calculation for the November 2018 Valuation’s determination of weighted average per share value on a minority, non-marketable basis:

Scenario	Present Per Share Value – Marketable	Lack of Marketability Discount	Present Per Share Value	Probability		Weighted Per Share Value
(i) IPO completed in March 2019	$6.78	10.0%	$6.11	[***]	%	$4.27
(ii) IPO completed in September 2019	6.97	12.5%	6.10	[***]	%	0.61
(iii) IPO completed in December 2019	7.59	15.0%	6.45	[***]	%	0.65
(iv) no IPO completed	6.82	5.0%	6.48	[***]	%	0.65
						6.18

On December 5, 2018, the Company granted options to purchase a total of 915,000 shares of common stock at an exercise price of $6.18 per share. After consideration of various factors, the Board of Directors determined that the November 2018 Valuation represented the fair market value of the Company’s common stock as of December 5, 2018.

February 2019

The Company received an independent third-party valuation of the Company’s common stock as of January 31, 2019 at $6.46 per share (the “January 2019 Valuation”). The methodologies used to calculate the fair value per share were largely the same as those used in the November 2018 Valuation.

In determining the equity value of the Company, the January 2019 Valuation assigned different probabilities to four future scenarios as follows: (i) the Company completing an IPO in April 2019 (was assigned a probability of [***]%; (ii) the Company completing an IPO in September 2019 was assigned a probability of [***]%; (iii) the Company completing an IPO in December 2019 was assigned a probability of [***]%; and (iv) the Company not completing an IPO was assigned a probability of [***]%.

For each of scenarios (i) through (iii), the equity value of the Company was determined using the PWERM based on an analysis of the post-IPO market capitalizations of comparable public companies that had completed IPOs during the two years prior to the valuation date using guideline public company IPOs and guideline public companies market approaches. These values were determined based on a qualitative analysis of the Company as of the valuation date relative to the guideline public companies, as of each of their IPO dates, with respect to size, risk, total number of drugs in development and development progress of those drugs, considering conditions in the overall biopharmaceutical IPO market during the last two years, the expected positioning of the Company at each potential IPO date, and the potential market environment at each potential IPO date and then discounted to present value. For scenario (iv), the equity value of the Company was determined using the OPM based on a prior sales of company stock market approach. This value considered the Company’s proposed issuance of convertible notes and used the backsolve method to account for share class rights and preferences.

The January 2019 Valuation allocated the equity value of the Company using the hybrid method described above and applied a discount for the lack of marketability of the Company’s common stock. The discount for lack of marketability was determined using two methods: a group of transactions from a pre-IPO study and a put option analysis.

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-7

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

The following table displays the summary calculation for the January 2019 Valuation’s determination of weighted average per share value on a minority, non-marketable basis:

Scenario	Present Per Share Value – Marketable	Lack of Marketability Discount	Present Per Share Value	Probability		Weighted Per Share Value
(i) IPO completed in April 2019	$6.95	7.5%	$6.43	[***]	%	$5.14
(ii) IPO completed in September 2019	7.24	10.0%	6.52	[***]	%	0.65
(iii) IPO completed in December 2019	7.84	12.5%	6.86	[***]	%	0.34
(iv) no IPO completed	7.02	5.0%	6.67	[***]	%	0.33
						6.46

On February 19, 2019, the Company granted options to purchase a total of 1,175,000 shares of common stock at an exercise price of $6.46 per share. After consideration of various factors, the Board of Directors determined that the January 2019 Valuation represented the fair market value of the Company’s common stock as of February 19, 2018. The Company will include information related to its most recent option grants in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement in a pre-effective amendment.

Comparison of the Most Recent Valuations and the IPO Price Range

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Company notes that, as is typical in IPOs, the estimated price range for the IPO was not derived using a formal determination of fair value, but was determined by negotiation between it and the Underwriters.

Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the life sciences industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a gene editing company like the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the Preliminary Assumed IPO Price and the fair value of its common stock as noted in its September 2018 Valuation, November 2018 Valuation and January 2019 Valuation is primarily the result of the following factors:

•	In October 2018, the Company confidentially submitted and, subsequently, on March 1, 2019, the Company publicly filed, the registration statement for the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-8

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

•

The anticipated price range for the IPO is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the probability weighted expected return method, which would have resulted in a lower value of its common stock than an initial public offering.

•

The anticipated price range for the IPO necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•

The Company’s continued progression towards entering a human clinical trial. The Company has continued preparation for a planned Phase 1/2a clinical trial for its lead product candidate, an allogeneic CAR T cell product candidate targeting CD19 in patients with acute lymphoblastic lymphoma and non-hodgkin lymphoma. The Company plans to commence this trial the first half of 2019.

•

The continued development of the Company’s manufacturing platforms. The Company has continued to improve its manufacturing processes and has achieved several successful production runs at a multi-billion cell scale.

•	In March 2019, the Company entered into a private convertible note financing with existing and new investors.

•

Input received from the Underwriters, including further discussions that took place during the week of March 4, 2019 with senior management of the Company and the Board of Directors, incorporating feedback from qualified potential investors obtained during testing-the-waters meetings in January and February 2019.

Conclusion

In conclusion, the Company respectfully submits that the difference between the recent valuations of its common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-9

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

March 8, 2019

The Company respectfully requests that certain of the information contained in this Letter be treated as confidential information and that the Commission provide timely notice to Matthew Kane, President and Chief Executive Officer, Precision BioSciences, Inc., 302 East Pettigrew St., Suite A-100, Durham, North Carolina 27701, telephone (919) 314-5512, before it permits any disclosure of the underlined and highlighted information contained in this request Letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me at (919) 821-6619 or Nathan Ajiashvili at (212) 906-2916 with any questions or comments regarding this correspondence.

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Heyward D. Armstrong
Heyward D. Armstrong

Enclosures

cc:	Matthew Kane, Precision BioSciences, Inc.

Abid Ansari, Precision BioSciences, Inc.

Michael P. Saber, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy M. Batten, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Darren DeStefano, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY

PRECISION BIOSCIENCES, INC.

PBS-10